Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2013

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND
COMPREHENSIVE INCOME (unaudited)

For the Period Ended March 31,

($ millions, except per share amounts)

		Three Months Ended
	Notes	2013	2012
			(Note 3)
Revenues	1
Gross Sales		4,377	4,686
Less: Royalties		58	122
		4,319	4,564
Expenses	1
Purchased Product		2,155	2,589
Transportation and Blending		558	494
Operating		442	414
Production and Mineral Taxes		10	10
(Gain) Loss on Risk Management	19	172	(93)
Depreciation, Depletion and Amortization	12	455	400
General and Administrative		83	93
Finance Costs	4	123	113
Interest Income	5	(27)	(29)
Foreign Exchange (Gain) Loss, net	6	52	(16)
Other (Income) Loss, net		2	(5)
Earnings Before Income Tax		294	594
Income Tax Expense	7	123	168
Net Earnings		171	426
Other Comprehensive Income (Loss), Net of Tax
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain Relating to Pension and Other Post-Retirement Benefits		2	-
Items That May be Subsequently Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		27	(21)
Total Other Comprehensive Income (Loss), Net of Tax		29	(21)
Comprehensive Income		200	405

Net Earnings Per Common Share	8
Basic		$ 0.23	$ 0.56
Diluted		$ 0.23	$ 0.56

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	2	For the period ended March 31, 2013

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

		March 31,	December 31,	January 1,
	Notes	2013	2012	2012
			(Note 3)	(Note 3)
Assets
Current Assets
Cash and Cash Equivalents		978	1,160	495
Accounts Receivable and Accrued Revenues		1,840	1,464	1,405
Current Portion of Partnership Contribution Receivable		397	384	372
Inventories	9	1,239	1,288	1,291
Risk Management	19	60	283	232
Assets Held for Sale	10	362	-	116
Current Assets		4,876	4,579	3,911
Exploration and Evaluation Assets	1,11	1,374	1,285	880
Property, Plant and Equipment, net	1,12	16,105	16,152	14,324
Partnership Contribution Receivable		1,325	1,398	1,822
Risk Management	19	4	5	52
Income Tax Receivable		-	-	29
Other Assets		50	58	44
Goodwill	1	739	739	1,132
Total Assets		24,473	24,216	22,194

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		2,841	2,650	2,579
Income Tax Payable		275	217	329
Current Portion of Partnership Contribution Payable		400	386	372
Risk Management	19	18	17	54
Liabilities Related to Assets Held for Sale	10	33	-	54
Current Liabilities		3,567	3,270	3,388
Long-Term Debt	13	4,778	4,679	3,527
Partnership Contribution Payable		1,354	1,426	1,853
Risk Management	19	2	1	14
Decommissioning Liabilities	14	2,162	2,315	1,777
Other Liabilities		166	183	158
Deferred Income Taxes		2,613	2,560	2,093
Total Liabilities		14,642	14,434	12,810
Shareholders’ Equity		9,831	9,782	9,384
Total Liabilities and Shareholders’ Equity		24,473	24,216	22,194

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended March 31, 2013

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited) ($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 15)			(Note 16)

Balance as at December 31, 2011, as Previously Reported	3,780	4,107	1,400	119	9,406
Cumulative Effect of Change in Accounting Policy (Note 3)	-	-	-	(22)	(22)
Balance as at January 1, 2012, Restated	3,780	4,107	1,400	97	9,384
Net Earnings	-	-	426	-	426
Other Comprehensive Income (Loss)	-	-	-	(21)	(21)
Total Comprehensive Income for the Period	-	-	426	(21)	405
Common Shares Issued Under Option Plans	42	-	-	-	42
Stock-Based Compensation Expense	-	14	-	-	14
Dividends on Common Shares	-	-	(166)	-	(166)
Balance as at March 31, 2012, Restated	3,822	4,121	1,660	76	9,679

Balance as at December 31, 2012, as Previously Reported	3,829	4,154	1,728	95	9,806
Cumulative Effect of Change in Accounting Policy (Note 3)	-	-	2	(26)	(24)
Balance as at December 31, 2012, Restated	3,829	4,154	1,730	69	9,782
Net Earnings	-	-	171	-	171
Other Comprehensive Income (Loss)	-	-	-	29	29
Total Comprehensive Income for the Period	-	-	171	29	200
Common Shares Issued Under Option Plans	20	-	-	-	20
Common Shares Cancelled (Note 15)	(3)	3	-	-	-
Stock-Based Compensation Expense	-	13	-	-	13
Dividends on Common Shares	-	-	(184)	-	(184)
Balance as at March 31, 2013	3,846	4,170	1,717	98	9,831

(1) Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended March 31, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) For the Period Ended March 31, ($ millions)

		Three Months Ended
	Notes	2013	2012
			(Note 3)
Operating Activities
Net Earnings		171	426
Depreciation, Depletion and Amortization		455	400
Deferred Income Taxes	7	39	94
Unrealized (Gain) Loss on Risk Management	19	230	(64)
Unrealized Foreign Exchange (Gain) Loss	6	50	(31)
Unwinding of Discount on Decommissioning Liabilities	4,14	24	21
Other		2	58
		971	904
Net Change in Other Assets and Liabilities		(34)	(32)
Net Change in Non-Cash Working Capital		(42)	(207)
Cash From Operating Activities		895	665

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	11	(168)	(271)
Capital Expenditures – Property, Plant and Equipment	12	(750)	(637)
Proceeds From Divestiture of Assets		1	66
Net Change in Investments and Other		(2)	(2)
Net Change in Non-Cash Working Capital		16	12
Cash (Used in) Investing Activities		(903)	(832)

Net Cash Provided (Used) Before Financing Activities		(8)	(167)

Financing Activities
Net Issuance (Repayment) of Short-Term Borrowings		-	273
Proceeds on Issuance of Common Shares		18	31
Dividends Paid on Common Shares	8	(184)	(166)
Cash From (Used in) Financing Activities		(166)	138

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(8)	(6)
Increase (Decrease) in Cash and Cash Equivalents		(182)	(35)
Cash and Cash Equivalents, Beginning of Period		1,160	495
Cash and Cash Equivalents, End of Period		978	460

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc., and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of the development, production and marketing of crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with refining operations in the United States (“U.S.”).

Cenovus was incorporated under the Canada Business Corporations Act and its shares are publicly traded on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of presentation for these interim Consolidated Financial Statements is found in Note 2.

The Company’s reportable segments are as follows:

•      Oil Sands, which includes the development and production of Cenovus’s bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as heavy oil assets at Pelican Lake. This segment also includes the Athabasca natural gas assets and projects in the early stages of development such as Grand Rapids and Telephone Lake. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•      Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•      Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•      Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	6	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

A) Results of Operations – Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	1,007	1,102	546	592	2,946	2,992
Less: Royalties	21	66	37	56	-	-
	986	1,036	509	536	2,946	2,992
Expenses
Purchased Product	-	-	-	-	2,277	2,589
Transportation and Blending	511	450	47	44	-	-
Operating	170	151	136	134	137	130
Production and Mineral Taxes	-	-	10	10	-	-
(Gain) Loss on Risk Management	(30)	14	(32)	(49)	4	6
Operating Cash Flow	335	421	348	397	528	267
Depreciation, Depletion and Amortization	148	115	256	236	32	38
Segment Income (Loss)	187	306	92	161	496	229

			Corporate and Eliminations		Consolidated
For the three months ended March 31,			2013	2012	2013	2012

Revenues
Gross Sales			(122)	-	4,377	4,686
Less: Royalties			-	-	58	122
			(122)	-	4,319	4,564
Expenses
Purchased Product			(122)	-	2,155	2,589
Transportation and Blending			-	-	558	494
Operating			(1)	(1)	442	414
Production and Mineral Taxes			-	-	10	10
(Gain) Loss on Risk Management			230	(64)	172	(93)
			(229)	65	982	1,150
Depreciation, Depletion and Amortization			19	11	455	400
Segment Income (Loss)			(248)	54	527	750
General and Administrative			83	93	83	93
Finance Costs			123	113	123	113
Interest Income			(27)	(29)	(27)	(29)
Foreign Exchange (Gain) Loss, net			52	(16)	52	(16)
Other (Income) Loss, net			2	(5)	2	(5)
			233	156	233	156
Earnings Before Income Tax					294	594
Income Tax Expense					123	168
Net Earnings					171	426

Cenovus Energy Inc.	7	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

B) Financial Results by Upstream Product

	Crude Oil and NGLs
	Oil Sands		Conventional		Total
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	995	1,087	389	454	1,384	1,541
Less: Royalties	21	65	35	54	56	119
	974	1,022	354	400	1,328	1,422
Expenses
Transportation and Blending	511	449	40	38	551	487
Operating	163	138	84	79	247	217
Production and Mineral Taxes	-	-	9	9	9	9
(Gain) Loss on Risk Management	(29)	18	(14)	7	(43)	25
Operating Cash Flow	329	417	235	267	564	684

	Natural Gas
	Oil Sands		Conventional		Total
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	8	11	154	135	162	146
Less: Royalties	-	1	2	2	2	3
	8	10	152	133	160	143
Expenses
Transportation and Blending	-	1	7	6	7	7
Operating	5	9	51	54	56	63
Production and Mineral Taxes	-	-	1	1	1	1
(Gain) Loss on Risk Management	(1)	(4)	(18)	(56)	(19)	(60)
Operating Cash Flow	4	4	111	128	115	132

	Other
	Oil Sands		Conventional		Total
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	4	4	3	3	7	7
Less: Royalties	-	-	-	-	-	-
	4	4	3	3	7	7
Expenses
Transportation and Blending	-	-	-	-	-	-
Operating	2	4	1	1	3	5
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	2	-	2	2	4	2

	Total Upstream
	Oil Sands		Conventional		Total
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	1,007	1,102	546	592	1,553	1,694
Less: Royalties	21	66	37	56	58	122
	986	1,036	509	536	1,495	1,572
Expenses
Transportation and Blending	511	450	47	44	558	494
Operating	170	151	136	134	306	285
Production and Mineral Taxes	-	-	10	10	10	10
(Gain) Loss on Risk Management	(30)	14	(32)	(49)	(62)	(35)
Operating Cash Flow	335	421	348	397	683	818

Cenovus Energy Inc.	8	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

C) Geographic Information

	Canada		United States		Consolidated
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	2,052	2,244	2,325	2,442	4,377	4,686
Less: Royalties	58	122	-	-	58	122
	1,994	2,122	2,325	2,442	4,319	4,564
Expenses
Purchased Product	491	543	1,664	2,046	2,155	2,589
Transportation and Blending	558	494	-	-	558	494
Operating	310	290	132	124	442	414
Production and Mineral Taxes	10	10	-	-	10	10
(Gain) Loss on Risk Management	170	(95)	2	2	172	(93)
	455	880	527	270	982	1,150
Depreciation, Depletion and Amortization	423	362	32	38	455	400
Segment Income	32	518	495	232	527	750

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

D) Joint Operations

A significant portion of the operating cash flows from the Oil Sands and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership (“FCCL”) and WRB Refining LP (“WRB”), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus’s share of operating cash flow from FCCL and WRB for the three months ended March 31, 2013 was $221 million and $528 million, respectively (three months ended March 31, 2012 – $297 million and $268 million).

E) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	E&E (1)		PP&E (2)
	March 31,	December 31,	March 31,	December 31,
As at	2013	2012	2013	2012

Oil Sands	1,247	1,110	8,138	7,764
Conventional	127	175	4,457	4,929
Refining and Marketing	-	-	3,144	3,088
Corporate and Eliminations	-	-	366	371
Consolidated	1,374	1,285	16,105	16,152

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2013	2012	2013	2012

Oil Sands	739	739	12,401	11,972
Conventional	-	-	5,168	5,304
Refining and Marketing	-	-	5,387	5,018
Corporate and Eliminations	-	-	1,517	1,922
Consolidated	739	739	24,473	24,216

(1) Exploration and evaluation assets (“E&E”).

(2) Property, plant and equipment (“PP&E”).

Cenovus Energy Inc.	9	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

By Geographic Region

	E&E		PP&E
	March 31,	December 31,	March 31,	December 31,
As at	2013	2012	2013	2012

Canada	1,374	1,285	12,962	13,065
United States	-	-	3,143	3,087
Consolidated	1,374	1,285	16,105	16,152

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2013	2012	2013	2012

Canada	739	739	19,847	19,744
United States	-	-	4,626	4,472
Consolidated	739	739	24,473	24,216

F) Capital Expenditures (1)

	Three Months Ended
For the period ended March 31,	2013	2012

Capital
Oil Sands	677	636
Conventional	198	231
Refining and Marketing	25	(2)
Corporate	15	35
	915	900
Acquisition Capital
Oil Sands	-	-
Conventional	3	8
Refining and Marketing	-	-
Corporate	-	-
	918	908

(1)      Includes expenditures on PP&E and E&E.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2012, except as identified in Note 3 and for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective April 23, 2013.

Cenovus Energy Inc.	10	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

3. CHANGES IN ACCOUNTING POLICIES

A) Joint Arrangements, Consolidation, Associates and Disclosures

As disclosed in the December 31, 2012 annual Consolidated Financial Statements, effective January 1, 2013, the Company adopted, as required, IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), IFRS 11, “Joint Arrangements” (“IFRS 11”), IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”) as well as the amendments to IAS 28, “Investments in Associates and Joint Ventures” (“IAS 28”).

Cenovus reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change in the consolidation status of its subsidiaries and investees.

Under IFRS 11, interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Cenovus performed a comprehensive review of its interests in other entities and identified two individually significant interests, FCCL Partnership and WRB Refining LP, for which it shares joint control. Previously, Cenovus accounted for these jointly controlled entities using proportionate consolidation.

Cenovus reviewed these joint arrangements considering their structure, the legal forms of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. The application of the Company’s accounting policy under IFRS 11 requires judgment in determining the classification of these joint arrangements. It was determined that Cenovus has the rights to the assets and obligations for the liabilities of FCCL and WRB. As a result, these joint arrangements have been classified as joint operations under IFRS 11 and the Company’s share of the assets, liabilities, revenues and expenses have been recognized in the interim Consolidated Financial Statements.

In determining the classification of its joint arrangements under IFRS 11, the Company considered the following:

•      The intention of the transaction creating FCCL and WRB was to form an integrated North American heavy oil business. The integrated business was structured, initially on a tax neutral basis, through two partnerships due to the assets residing in different tax jurisdictions. Partnerships are “flow-through” entities which have a limited life.

•      The partnership agreements require the partners (Cenovus and ConocoPhillips or Phillips 66 or respective subsidiaries) to make contributions if funds are insufficient to meet the obligations or liabilities of the partnerships. The past and future development of FCCL and WRB is dependent on funding from the partners by way of partnership notes payable and loans. The partnerships do not have any third party borrowings.

•      FCCL operates like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants. WRB has a very similar structure modified only to account for the operating environment of the refining business.

•      Cenovus and Phillips 66, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage on the partners’ behalf as the agreements prohibit the partnerships from undertaking these roles themselves. In addition, the partnerships do not have employees and as such are not capable of performing these roles.

•      In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.

There has been no impact on the recognized assets, liabilities and comprehensive income of the Company with the application of these standards.

Cenovus Energy Inc.	11	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

B) Employee Benefits

As disclosed in the December 31, 2012 annual Consolidated Financial Statements, effective January 1, 2013, the Company adopted, as required, IAS 19, “Employee Benefits”, as amended in June 2011 (“IAS 19R”). The Company applied the standard retrospectively and in accordance with the transitional provisions. The opening Consolidated Balance Sheet of the earliest comparative period presented (January 1, 2012) was restated.

The amendments require the recognition of changes in defined benefit pension obligations and plan assets when they occur, eliminating the ‘corridor approach’ previously permitted and accelerating the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are recognized immediately through comprehensive income. In addition, the Company replaced interest costs on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability measured by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period. Interest expense and interest income on net post-employment benefit liabilities and assets continue to be recognized in net earnings.

IAS 19R requires termination benefits to be recognized at the earlier of when the entity can no longer withdraw an offer of termination benefits or recognizes any restructuring costs. This amendment had no impact on the Consolidated Financial Statements.

The effect on the Consolidated Balance Sheets was as follows:

As at January 1, 2012	Net Defined Benefit Liability(1)	Deferred Income Taxes	Shareholders’ Equity

Balance as Previously Reported	16	2,101	9,406
Effect of Adoption of IAS 19R	30	(8)	(22)
Restated Balance	46	2,093	9,384

(1) Composed of the defined benefit pension and other post-employment benefit (“OPEB”) plans which are included in other liabilities on the Consolidated Balance Sheets.

As at December 31, 2012	Net Defined Benefit Liability (1)	Deferred Income Taxes	Shareholders’ Equity

Balance as Previously Reported	28	2,568	9,806
Effect of Adoption of IAS 19R	32	(8)	(24)
Restated Balance	60	2,560	9,782

(1) Composed of the defined benefit pension and OPEB plans which are included in other liabilities on the Consolidated Balance Sheets.

The effect on the Consolidated Statements of Earnings and Comprehensive Income was as follows:

	Three Months Ended	Year Ended
	March 31, 2012	December 31, 2012

Decrease in General and Administrative Expense	-	2
Decrease in Income Tax Expense	-	-
Increase in Net Earnings for the Period	-	2

Remeasurement of Defined Benefit and Other Post-Employment Benefits Liability	-	4
(Increase) in Income Tax Relating to Components of OCI (1)	-	-
(Decrease) in OCI (1)	-	(4)
(Decrease) in Comprehensive Income for the Period	-	(2)

(1) Other Comprehensive Income (“OCI”).

The change in accounting policy did not have a material impact on the Consolidated Financial Statements including net earnings per share.

Cenovus Energy Inc.	12	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

Additional Disclosures

Details about the Company’s defined benefit and other post-employment benefit (“OPEB”) plans can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2012. Additional and restated disclosures as at December 31, 2012, as required by IAS 19R are as follows:

Defined Benefit and OPEB Plan Obligation and Funded Status

	Pension Benefits	OPEB

Defined Benefit Obligation
Defined Benefit Obligation, January 1, 2012	84	19
Current Service Costs	10	2
Interest Costs on the Defined Benefit Obligation (1)	4	1
Benefits Paid	(2)	-
Plan Participant Contributions	1	-
Remeasurements:
Actuarial (Gains) Losses from Experience Adjustments	3	1
Actuarial (Gains) Losses from Changes in Demographic Assumptions	-	(1)
Actuarial (Gains) Losses from Changes in Financial Assumptions	4	(2)
Plan Conversion	30	-
Defined Benefit Obligation, December 31, 2012	134	20

Plan Assets
Balance as at December 31, 2011, as Previously Reported	61	-
Cumulative Effect of Change in Accounting Policy	(4)	-
Balance as at January 1, 2012, Restated	57	-
Return on Plan Assets (1)	3	-
Employer Contributions	22	-
Plan Participant Contributions	1	-
Benefits Paid	(2)	-
Remeasurements:
Gains (Losses) on Plan Assets	1	-
Assets Transferred from Plan Conversion	12	-
Fair Value of Plan Assets, December 31, 2012	94	-

Pension and Other Post-Employment Benefit (Liability)	(40)	(20)

(1) Based on the discount rate of the defined benefit obligation at the beginning of the year.

Plan Assets

Defined benefit plan assets comprise:

	December 31,	January 1,
As at	2012	2012

Equity Securities
Equity Funds and Balanced Funds	52	30
Other	3	-
Bond Funds	24	17
Non-Invested Assets	11	7
Real Estate	4	3
	94	57

Fair value of equity securities and bond funds are based on the trading price of the underlying funds. The fair value of the non-invested assets is the discounted value of the expected future payments. The fair value of real estate is determined by accredited real estate appraisers.

Cenovus Energy Inc.	13	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

C) Fair Value Measurement

Effective January 1, 2013, the Company adopted, as required, IFRS 13, “Fair Value Measurement” (“IFRS 13”) and applied the standard prospectively as required by the transitional provisions. The standard provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to Cenovus’s methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

D) Presentation of Items in Other Comprehensive Income

Effective January 1, 2013, the Company applied the amendment to IAS 1, “Presentation of Financial Statements” (“IAS 1”), as amended in June 2011. The amendment requires items within OCI to be grouped into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The amendment has been applied retrospectively and, as such, the presentation of items in OCI has been modified. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income or comprehensive income.

E) Offsetting Financial Assets and Financial Liabilities

Effective January 1, 2013, the Company complied with the amended disclosure requirements, regarding offsetting financial assets and financial liabilities, found in IFRS 7, “Financial Instruments: Disclosures” issued in December 2011. The additional disclosure can be found in Note 19. The application of the amendment had no impact on the Consolidated Statements of Earnings and Comprehensive Income or the Consolidated Balance Sheets.

F) Future Accounting Pronouncements

There were no new or amended standards issued during the three months ended March 31, 2013 that are applicable to the Company in future periods. A description of standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2012.

4. FINANCE COSTS

	Three Months Ended
For the period ended March 31,	2013	2012

Interest Expense – Short-Term Borrowings and Long-Term Debt	66	53
Interest Expense – Partnership Contribution Payable	26	32
Unwinding of Discount on Decommissioning Liabilities	24	21
Other	7	7
	123	113

5. INTEREST INCOME

	Three Months Ended
For the period ended March 31,	2013	2012

Interest Income – Partnership Contribution Receivable	(23)	(28)
Other	(4)	(1)
	(27)	(29)

Cenovus Energy Inc.	14	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
For the period ended March 31,	2013	2012

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued from Canada	98	(62)
U.S. Dollar Partnership Contribution Receivable Issued from Canada	(51)	24
Other	3	7
Unrealized Foreign Exchange (Gain) Loss	50	(31)
Realized Foreign Exchange (Gain) Loss	2	15
	52	(16)

7. INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended
For the period ended March 31,	2013	2012

Current Tax
Canada	30	62
United States	54	12
Total Current Tax	84	74
Deferred Tax	39	94
	123	168

8. PER SHARE AMOUNTS

A) Net Earnings Per Share

For the period ended March 31,	Three Months Ended
($ millions, except net earnings per share)	2013	2012

Net Earnings – Basic and Diluted	171	426

Weighted Average Number of Shares – Basic	756.0	755.1
Dilutive Effect of Cenovus TSARs	2.4	4.4
Dilutive Effect of NSRs	-	-
Weighted Average Number of Shares – Diluted	758.4	759.5

Net Earnings Per Share – Basic	$ 0.23	$ 0.56
Net Earnings Per Share – Diluted	$ 0.23	$ 0.56

B) Dividends Per Share

The Company paid dividends of $184 million or $0.242 per share for the three months ended March 31, 2013 (March 31, 2012 – $166 million, $0.22 per share). The Cenovus Board of Directors declared a second quarter dividend of $0.242 per share, payable on June 28, 2013, to common shareholders of record as of June 14, 2013.

Cenovus Energy Inc.	15	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

9. INVENTORIES

	March 31,	December 31,
As at	2013	2012

Product
Refining and Marketing	1,039	1,056
Oil Sands	165	202
Conventional	1	1
Parts and Supplies	34	29
	1,239	1,288

10. ASSETS AND LIABILITIES HELD FOR SALE

	March 31,	December 31,
As at	2013	2012

Assets Held for Sale
Property, Plant and Equipment	362	-

Liabilities Related to Assets Held for Sale
Decommissioning Liabilities	33	-

During the three months ended March 31, 2013, Management decided to launch a public sales process to divest its Lower Shaunavon and certain of its Bakken properties in Saskatchewan. The land base associated with these properties is relatively small and does not offer sufficient scalability to be material to Cenovus’s overall asset portfolio. As at March 31, 2013, the Company classified these properties as assets held for sale. The assets were recorded at the lesser of fair value less costs to sell and their carrying amount. No impairment was recorded on the reclassification. These assets and the related liabilities are reported in the Conventional segment.

11. EXPLORATION AND EVALUATION ASSETS

COST
As at December 31, 2011	880
Additions (1)	687
Transfers to PP&E (Note 12)	(218)
Exploration Expense	(68)
Divestitures	(11)
Change in Decommissioning Liabilities	15
As at December 31, 2012	1,285
Additions	168
Transfers to PP&E (Note 12)	(80)
Exploration Expense	-
Divestitures	(1)
Change in Decommissioning Liabilities	2
As at March 31, 2013	1,374

(1) 2012 asset acquisition included the assumption of a decommissioning liability of $33 million.

Exploration and evaluation assets consist of the Company’s evaluation projects which are pending the determination of technical feasibility and commercial viability. All of the Company’s E&E assets are located within Canada.

Additions to E&E assets for the three months ended March 31, 2013 include $13 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2012 – $37 million). Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the three months ended March 31, 2013 or for the year ended December 31, 2012.

Cenovus Energy Inc.	16	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

For the three months ended March 31, 2013, $80 million of E&E assets were transferred to PP&E – development and production assets following the determination of technical feasibility and commercial viability of the projects in question (year ended December 31, 2012 – $218 million).

12. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2011	23,858	194	3,425	576	28,053
Additions	2,442	44	118	191	2,795
Transfers from E&E Assets (Note 11)	218	-	-	-	218
Transfers and Reclassifications	-	-	(55)	-	(55)
Change in Decommissioning Liabilities	484	-	(16)	-	468
Exchange Rate Movements	1	-	(73)	-	(72)
As at December 31, 2012	27,003	238	3,399	767	31,407
Additions	699	11	25	15	750
Transfers from E&E Assets (Note 11)	80	-	-	-	80
Transfers and Reclassifications	(503)	-	(15)	-	(518)
Change in Decommissioning Liabilities	(122)	-	-	-	(122)
Exchange Rate Movements	-	-	70	-	70
As at March 31, 2013	27,157	249	3,479	782	31,667

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2011	13,021	139	225	344	13,729
Depreciation and Depletion Expense	1,368	19	146	52	1,585
Transfers and Reclassifications	-	-	(55)	-	(55)
Impairment Losses	-	-	-	-	-
Exchange Rate Movements	1	-	(5)	-	(4)
As at December 31, 2012	14,390	158	311	396	15,255
Depreciation and Depletion Expense	397	7	32	19	455
Transfers and Reclassifications	(141)	-	(14)	-	(155)
Impairment Losses	-	-	-	-	-
Exchange Rate Movements	-	-	7	-	7
As at March 31, 2013	14,646	165	336	415	15,562

CARRYING VALUE
As at December 31, 2011	10,837	55	3,200	232	14,324
As at December 31, 2012	12,613	80	3,088	371	16,152
As at March 31, 2013	12,511	84	3,143	367	16,105

(1) Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

Additions to development and production assets include internal costs directly related to the development and construction of oil and gas properties of $41 million for the three months ended March 31, 2013 (year ended December 31, 2012 – $161 million). All of the Company’s development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the three months ended March 31, 2013 or for the year ended December 31, 2012.

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization:

	March 31,	December 31,
As at	2013	2012

Development and Production	35	38
Refining Equipment	44	13
Other	-	11
	79	62

Cenovus Energy Inc.	17	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

13. LONG-TERM DEBT

	March 31,	December 31,
As at	2013	2012

Revolving Term Debt (1)	-	-
U.S. Dollar Denominated Unsecured Notes	4,824	4,726
Total Debt Principal	4,824	4,726

Debt Discounts and Transaction Costs	(46)	(47)
	4,778	4,679

(1) Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

As at March 31, 2013, the Company is in compliance with all of the terms of its debt agreements.

14. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is as follows:

	March 31,	December 31,
As at	2013	2012

Decommissioning Liabilities, Beginning of Year	2,315	1,777
Liabilities Incurred	14	99
Liabilities Settled	(25)	(66)
Transfers and Reclassifications	(33)	3
Change in Estimated Future Cash Flows	-	144
Change in Discount Rate	(134)	273
Unwinding of Discount on Decommissioning Liabilities	24	86
Foreign Currency Translation	1	(1)
Decommissioning Liabilities, End of Period	2,162	2,315

The undiscounted amount of estimated cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.5 percent as at March 31, 2013 (December 31, 2012 – 4.2 percent).

15. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	March 31, 2013		December 31, 2012
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Year	755,843	3,829	754,499	3,780
Common Shares Issued under Stock Option Plans	581	20	1,344	49
Common Shares Cancelled	(650)	(3)	-	-
Outstanding, End of Period	755,774	3,846	755,843	3,829

Cenovus Energy Inc.	18	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

During the quarter, the Company cancelled 650,000 common shares. The common shares were held in reserve for un-exchanged shares of Alberta Energy Company Ltd., pursuant to the merger of Alberta Energy Company Ltd. and PanCanadian Energy Corporation in 2002 (“AEC Merger”), in which Encana Corporation was formed. Due to the plan of arrangement in 2009 involving Encana Corporation and Cenovus, common shares of the Company were held in reserve until the tenth anniversary of the AEC Merger.

There were no preferred shares outstanding as at March 31, 2013 (December 31, 2012 – nil).

As at March 31, 2013, there were 22 million (December 31, 2012 – 28 million) common shares available for future issuance under stock option plans.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Plan		Foreign Currency Translation		Total
As at March 31,	2013	2012	2013	2012	2013	2012

Balance, Beginning of Year	(26)	(22)	95	119	69	97
Other Comprehensive Income, Before Tax	3	-	27	(21)	30	(21)
Income Tax	(1)	-	-	-	(1)	-
Balance, End of Period	(24)	(22)	122	98	98	76

17. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase common shares of the Company. Options issued under the plan have associated tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”). The following table is a summary of the options outstanding at the end of the period.

As at March 31, 2013	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (thousands)

NSRs	On or After February 24, 2011	7	6.14	35.55	31.46	25,561
TSARs	Prior to February 17, 2010	5	0.86	26.90	31.46	3,519
TSARs	On or After February 17, 2010	7	3.95	26.71	31.46	4,811
Encana Replacement TSARs held by Cenovus Employees	Prior to December 1, 2009	5	0.85	29.65	19.76	4,286
Cenovus Replacement TSARs held by Encana Employees	Prior to December 1, 2009	5	0.84	26.85	31.46	2,841

NSRs

The weighted average unit fair value of NSRs granted during the period ended March 31, 2013 was $6.18 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

As at March 31, 2013	Number of NSRs (thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	15,074	37.52
Granted	10,600	32.77
Exercised for Common Shares	-	-
Forfeited	(113)	37.66
Outstanding, End of Period	25,561	35.55
Exercisable, End of Period	5,453	37.85

Cenovus Energy Inc.	19	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

TSARs Held by Cenovus Employees

The Company has recorded a liability of $49 million at March 31, 2013 (December 31, 2012 – $64 million) based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees as at March 31, 2013 was $40 million (December 31, 2012 – $45 million).

The following table summarizes information related to the TSARs, including Performance TSARs, held by Cenovus employees. All Performance TSARs have vested and, as such, terms and conditions are consistent with TSARs which were not performance based.

As at March 31, 2013	Number of TSARs (thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	11,251	28.13
Exercised for Cash Payment	(1,182)	31.51
Exercised as Options for Common Shares	(571)	30.97
Forfeited	(31)	28.51
Expired	(1,137)	33.02
Outstanding, End of Period	8,330	26.79
Exercisable, End of Period	8,102	26.70

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $33.39.

Encana Replacement TSARs Held by Cenovus Employees

The Company has recorded a liability of $nil as at March 31, 2013 (December 31, 2012 – $1 million) based on the fair value of each Encana Replacement TSAR held by Cenovus employees. The intrinsic value of vested Encana Replacement TSARs held by Cenovus employees at March 31, 2013 was $nil (December 31, 2012 – $nil).

The following table summarizes information related to the Encana Replacement TSARs, including Performance TSARs held by Cenovus employees. All Performance TSARs have vested and, as such, terms and conditions are consistent with TSARs which were not performance based.

As at March 31, 2013	Number of TSARs (thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	7,722	32.66
Forfeited	(50)	32.56
Expired	(3,386)	36.46
Outstanding, End of Period	4,286	29.65
Exercisable, End of Period	4,286	29.65

The closing price of Encana common shares on the TSX as at March 31, 2013 was $19.76.

Cenovus Energy Inc.	20	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana employees when these employees exercise a Cenovus Replacement TSAR for cash. No compensation expense is recognized and no further Cenovus Replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of $22 million as at March 31, 2013 (December 31, 2012 – $35 million) based on the fair value of each Cenovus Replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. The intrinsic value of vested Cenovus Replacement TSARs held by Encana employees at March 31, 2013 was $14 million (December 31, 2012 – $22 million).

The following table summarizes the information related to the Cenovus Replacement TSARs, including Performance TSARs, held by Encana employees. All Performance TSARs have vested and, as such, terms and conditions are consistent with TSARs which were not performance based.

As at March 31, 2013	Number of TSARs (thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	5,229	29.29
Exercised for Cash Payment	(1,147)	31.36
Exercised as Options for Common Shares	(10)	30.99
Forfeited	(1)	32.12
Expired	(1,230)	32.98
Outstanding, End of Period	2,841	26.85
Exercisable, End of Period	2,841	26.85

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $33.57.

B) Performance Share Units

The Company has recorded a liability of $83 million as at March 31, 2013 (December 31, 2012 – $124 million) for performance share units (“PSUs”) based on the market value of Cenovus’s common shares at March 31, 2013. As PSUs are paid out upon vesting, the intrinsic value was $nil at March 31, 2013 and December 31, 2012.

The following table summarizes the information related to the PSUs held by Cenovus employees.

As at March 31, 2013	Number of PSUs (thousands)

Outstanding, Beginning of Year	5,258
Granted	2,552
Paid Out	(2,008)
Cancelled	(50)
Units in Lieu of Dividends	45
Outstanding, End of Period	5,797

C) Deferred Share Units

The Company has recorded a liability of $36 million as at March 31, 2013 (December 31, 2012 – $36 million) for deferred share units (“DSUs”) based on the market value of Cenovus’s common shares at March 31, 2013. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees.

As at March 31, 2013	Number of DSUs (thousands)

Outstanding, Beginning of Year	1,084
Granted to Directors	61
Granted from Annual Bonus Awards	8
Units in Lieu of Dividends	9
Exercised	(1)
Outstanding, End of Period	1,161

Cenovus Energy Inc.	21	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses:

	Three Months Ended
For the period ended March 31,	2013	2012

NSRs	7	8
TSARs Held by Cenovus Employees	(8)	16
PSUs	15	15
DSUs	-	6
Stock-Based Compensation Expense (Recovery)	14	45

18. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

	March 31,	December 31,
As at	2013	2012

Long-Term Debt	4,778	4,679
Shareholders’ Equity	9,831	9,782
Capitalization	14,609	14,461
Debt to Capitalization	33%	32%

Cenovus continues to target a Debt to Adjusted EBITDA of between 1.0 and 2.0 times over the long-term.

	March 31,	December 31,
As at	2013	2012

Debt	4,778	4,679
Net Earnings	740	995
Add (Deduct):
Finance Costs	465	455
Interest Income	(107)	(109)
Income Tax Expense	738	783
Depreciation, Depletion and Amortization	1,640	1,585
Goodwill Impairment	393	393
Exploration Expense	68	68
Unrealized (Gain) Loss on Risk Management	237	(57)
Foreign Exchange (Gain) Loss, net	48	(20)
Other (Income) Loss, net	2	(5)
Adjusted EBITDA (1)	4,224	4,088
Debt to Adjusted EBITDA	1.1x	1.1x

(1) Calculated on a trailing 12 month basis.

Cenovus Energy Inc.	22	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

It is Cenovus’s intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

At March 31, 2013, Cenovus had $3.0 billion available on its committed credit facility. In addition, Cenovus had in place a Canadian debt shelf prospectus for $1.5 billion and unused capacity of US$750 million under a U.S. debt shelf prospectus, the availability of which are dependent on market conditions.

As at March 31, 2013, Cenovus is in compliance with all of the terms of its debt agreements.

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Receivable and Payable, partner loans, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Payable, partner loans and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Risk management assets and liabilities are recorded at their estimated fair value based on the difference between the contracted price and the period end forward price for the same commodity, using quoted market prices or the period end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2).

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2013, the carrying value of Cenovus’s long-term debt was $4,778 million and the fair value was $5,589 million (December 31, 2012 carrying value – $4,679 million, fair value – $5,582 million).

B) Risk Management Assets and Liabilities

Net Risk Management Position

	March 31,	December 31,
As at	2013	2012

Risk Management Assets
Current Asset	60	283
Long-Term Asset	4	5
	64	288
Risk Management Liabilities
Current Liability	18	17
Long-Term Liability	2	1
	20	18
Net Risk Management Asset (Liability)	44	270

Cenovus Energy Inc.	23	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

Summary of Unrealized Risk Management Positions

	March 31, 2013			December 31, 2012
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	38	18	20	221	16	205
Natural Gas	24	-	24	66	1	65
Power	2	2	-	1	1	-
Fair Value	64	20	44	288	18	270

Financial assets and liabilities are only offset if Cenovus has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. Cenovus offsets risk management assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. Cenovus has pledged cash collateral of $31 million (December 31, 2012 – $12 million) with respect to certain of these risk management contracts, which has not been offset against the related financial liability. The following table provides a summary of the Company’s offsetting risk management positions:

	March 31, 2013			December 31, 2012
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Recognized Risk Management Positions
Gross Amount	89	45	44	306	36	270
Amount Offset	(25)	(25)	-	(18)	(18)	-
Net Amount per Consolidated Financial Statements	64	20	44	288	18	270

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	March 31,	December 31,
As at	2013	2012

Prices Sourced from Observable Data or Market Corroboration (Level 2)	44	270

Net Fair Value of Commodity Price Positions at March 31, 2013

	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price (1)	18,500 bbls/d	2013	US$110.36/bbl	12
Brent Fixed Price (1)	18,500 bbls/d	2013	$111.72/bbl	9
WCS Differential (2)	49,200 bbls/d	2013	US$(20.74)/bbl	(6)
WCS Differential (2)	10,800 bbls/d	2014	US$(20.27)/bbl	8

Other Financial Positions (3)				(3)
Crude Oil Fair Value Position				20

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	166 MMcf/d	2013	US$4.64/Mcf	24
Other Fixed Price Contracts (4)				-
Natural Gas Fair Value Position				24

Power Purchase Contracts
Power Fair Value Position				-

(1) Brent fixed price positions consist of both Brent fixed price swaps and WTI swaps converted to Brent.

(2) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.

(3) Other financial positions are part of ongoing operations to market the Company’s production.

(4) Cenovus entered into other fixed price contracts to protect against widening price differentials between production areas and various sales points.

Cenovus Energy Inc.	24	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Three Months Ended
For the period ended March 31,	2013	2012

Realized Gain (Loss) (1)
Crude Oil	43	(26)
Natural Gas	19	60
Refining	(4)	(5)
Power	-	-
	58	29

Unrealized Gain (Loss) (2)
Crude Oil	(190)	30
Natural Gas	(42)	36
Refining	2	3
Power	-	(5)
	(230)	64
Gain (Loss) on Risk Management	(172)	93

(1) Realized gains and (losses) on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains and (losses) on risk management are recorded in the Corporate and Eliminations segment.

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31, 2013

	2013		2012
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	270
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(172)	(172)	93
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	4	-	-
Fair Value of Contracts Realized During the Period	(58)	(58)	(29)
Fair Value of Contracts, End of Period	44	(230)	64

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions as at March 31, 2013 could have resulted in unrealized gains (losses) impacting earnings before income tax for the period ended March 31, 2013 as follows:

Risk Management Positions in Place as at March 31, 2013

Commodity	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$10 per bbl Applied to Brent and WTI Hedges	(117)	117
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges tied to Production	91	(91)
Natural Gas Commodity Price	± $1 per Mcf Applied to NYMEX Natural Gas Hedges	(47)	47
Natural Gas Basis Price	± $0.10 per Mcf Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to a number of risks associated with its financial assets and liabilities. These risks include commodity price risk, credit risk, liquidity risk, foreign exchange risk and interest rate risk. The Company has several practices and policies in place to help mitigate these risks.

A description of the nature and extent of risks arising from the Company’s financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2012. The Company’s exposure to these risks has not changed significantly since December 31, 2012.

Cenovus Energy Inc.	25	For the period ended March 31, 2013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

20. COMMITMENTS AND CONTINGENCIES

A) Commitments

During the three months ended March 31, 2013 the Company entered into various firm transportation agreements totaling approximately $3.2 billion over the next 20 years.

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.

Cenovus Energy Inc.	26	For the period ended March 31, 2013